EXHIBIT 99.1

Precision Announces Approval of Normal Course Issuer Bid

CALGARY, Alberta, Aug. 23, 2019 (GLOBE NEWSWIRE) -- This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release. All values in Canadian dollars except as indicated.

Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) announced today that the Toronto Stock Exchange (the “TSX”) has approved its application to implement a normal course issuer bid (“NCIB”) through the facilities of the TSX and the New York Stock Exchange for a portion of its common shares (“Common Shares”).

Pursuant to the NCIB notice filed with and accepted by the TSX, the Company has been authorized to acquire up to a maximum of 29,170,887 Common Shares, or approximately 10% of the public float as of August 16, 2019 for cancellation.  Purchases under the NCIB may commence on August 27, 2019 and will terminate no later than August 26, 2020, or such earlier time as the Company completes its purchases pursuant to the NCIB or provides notice of termination.

Purchases under the NCIB will be made through the facilities of the TSX and the NYSE and in accordance with applicable regulatory requirements at a price per Common Share representative of the market price at the time of acquisition. The number of Common Shares that can be purchased pursuant to the NCIB is subject to a current daily maximum of 337,138 Common Shares (which is equal to 25% of the average daily trading volume on the TSX for the six full calendar months ending July 31, 2019), subject to the Company's ability to make one block purchase of Common Shares per calendar week that exceeds such limits. All Common Shares purchased under the NCIB will be cancelled upon their purchase. The Company intends to fund the purchases out of its available resources.

The Company has adopted an automatic securities purchase plan under which its broker, RBC Capital Markets, may purchase Common Shares in connection with the NCIB.  The plan contains a prearranged set of criteria in accordance with which its broker may make share purchases.  These strict parameters enable the purchase of Common Shares during times when it would ordinarily not be permitted due to self-imposed blackout periods, insider trading rules or otherwise.  Such plan is adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers the most innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6136

Dustin Honing, CPA
Manager, Investor Relations
403.716.4515

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com